UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                        SEC FILE NUMBER
                     NOTIFICATION OF LATE FILING          33-16531-D

                               FORM 10-KSB               CUSIP NUMBER

                     For Period Ended: June 30, 2000

  [Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

  PART I - REGISTRANT INFORMATION


                 INTERNATIONAL AUTOMATED SYSTEMS, INC.
                        326 N State Road 198
                          Salem, UT 84653

  PART II - RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]      (b)  The subject annual report, semi-annual report,
        transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the
        subject      quarterly report or transition report on Form
        10-Q, or portion      thereof will be filed on or before
        the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

  PART III - NARRATIVE

       State below in reasonable detail the reasons why the Form
  10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

       The Company has experienced a significant degree of turnover in the accounting department and a few additional days are needed to complete and finalize the report.

  PART IV - OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification.

              LaGrand Johnson               801/423-8132

            (2)  Have all other periodic reports required under
       Section 13 or 15(d) of the Securities Exchange Act of 1934 or
       Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If
       answer is no, identify report(s). [X]Yes   [ ]No -

            (3)  Is it anticipated that any significant change in
       results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements
       to be included in the subject report or portion thereof?
       [ ]Yes   [X]No

       If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


               INTERNATIONAL AUTOMATED SYSTEMS, INC.

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                INTERNATIONAL AUTOMATED SYSTEMS, INC.

                                By: /s/ Neldon Johnson
                                ----------------------------
                                Neldon Johnson, President

  Date: September 29, 2000

  [ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]

  HANSEN, BARNETT & MAXWELL
 A Professional Corporation
Certified Public Accountants

                                                 (801) 532-2200
Member of AICPA Division of Firms               Fax (801) 532-7944
       Member of SECPS                     345 East 300 South, Suite 200
Member of Summit International Associate  Salt Lake City, Utah 84111-2693



  September 29, 2000


  To the Board of Directors and Stockholders
  International Automated Systems, Inc.


  International automated Systems, Inc. was unable to complete the preparation of their financial statements and were unable to provide accounting information specific to various accounts in sufficient time to enable the audit of their June 30, 2000 financial statements to be completed at this date. It is anticipated the financial statements and our audit report will be available by October 13, 2000, although no assurance can be given.


                           HANSEN, BARNETT & MAXWELL